Form 10-K405, Exhibit 13
SURGICAL CARE AFFILIATES INC
filed 1995-03-30
CIK 722692

                                                                      EXHIBIT 13
                                                   -----------------------------
                                                   PARTNERSHIPS




                                                              HOSPITALS

                                                               HMOs

                                                                PHYSICIANS


                                                                 SURGICAL
                                              [SCA LOGO]         CARE
                                                                 AFFILIATES


                                                                 1994
                                                                 ANNUAL
                                                                 REPORT

CONTENTS

SCA Facilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . inside front cover
Financial Highlights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2
Letter to our Shareholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4
Surgical Care Partnerships Assume their
Place in an Integrated Delivery System  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6
Financial Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9
Financial Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
Management's Discussion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19
Market Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20
Corporate Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  inside back cover



SCA FACILITIES

Corporate Headquarters
Surgical Care Affiliates, Inc.
         Woodmont Centre
         102 Woodmont Boulevard,
         Suite 610
         Nashville, TN 37205
         (615) 385-3541

ALABAMA
Dothan Surgery Center,
         Dothan, AL
Florence Surgery Center,
         Florence, AL
Gadsden Surgery Center,
         Gadsden, AL
Mobile Surgery Center,
         Mobile, AL

ARIZONA
Yuma Outpatient Surgery Center,
         Yuma, AZ

ARKANSAS
Center for Day Surgery
         Fort Smith, AR
Little Rock Surgery Center,
         Little Rock, AR

CALIFORNIA
Forest Surgery Center
         San Jose, CA
Inland Surgery Center,
         Redlands, CA
San Luis Obispo Surgery Center,
         San Luis Obispo, CA
The Surgery Center,
         Santa Rosa, CA
Sutter Street Surgery Center,
         San Francisco, CA

COLORADO
Aurora Surgery Center,
         Aurora, CO
Colorado Springs Surgery Center,
         Colorado Springs, CO
Denver West Surgery Center,
         Golden, CO

Fort Collins Surgery Center,               MASSACHUSETTS                               Memphis Surgery Center,
  Fort Collins, CO                         Maple Surgery Center,                         Memphis, TN
                                             Springfield, MA                           Nashville Surgery Center,
Pueblo Surgery Center,                                                                   Nashville, TN
  Pueblo, CO                               MISSOURI
                                           The Surgery Center,                         TEXAS
DELAWARE                                     St. Joseph, MO                            Arlington Day Surgery Center,
Central Delaware Surgery Center,                                                         Arlington, TX
  Dover, DE                                NEW JERSEY                                  Conroe Surgery Center,
                                           Roseland Surgical Center,                     Conroe, TX
FLORIDA                                      Roseland, NJ                              East El Paso Surgery Center,
Coral Springs Surgery Center,              Surgical Center of South Jersey,              El Paso, TX
  Coral Springs, FL                          Mount Laurel, NJ                          Fort Worth Surgery Center,
Citrus Regional Surgery Center,                                                          Fort Worth, TX
  Lecanto, FL                              NEW MEXICO                                  Greenpark Surgery Center,
Emerald Coast Surgery Center,              Surgery Center of Albuquerque,                Houston, TX
  Fort Walton, FL                            Albuquerque, NM                           Greenville Surgery Center,
Physician's Surgical Care Center,                                                        Dallas, TX
  Winter Park, FL                          NORTH CAROLINA                              Plano Surgery Center,
Physicians Surgery Center,                 Blue Ridge Day Surgery Center,                Plano, TX
  Fort Myers, FL                             Raleigh, NC                               San Antonio Surgery Center,
St. Petersburg Surgery Center,             Charlotte Surgery Center,                     San Antonio, TX
  St. Petersburg, FL                         Charlotte, NC
Sarasota Surgery Center,                   Surgecenter of Wilson,                      WEST VIRGINIA
  Sarasota, FL                               Wilson, NC                                Cabell-Huntington Surgery Center,
Tampa Outpatient Surgical Facility,                                                    Huntington, WV
  Tampa, FL                                PENNSYLVANIA
                                           Grandview Surgery Center,                   WISCONSIN
HAWAII                                       Camp Hill, PA                             Eau Claire Surgery Center,
Surgicare of Hawaii,                       Lancaster Surgery Center,                     Eau Claire, WI
  Honolulu, HI                               Lancaster, PA                             Oshkosh Surgery Center,
                                           Paoli Surgery Center,                         Oshkosh, WI
INDIANA                                      Paoli, PA                                 Wauwatosa Surgery Center,
Evansville Surgery Center,                 Scranton Surgery Center,                      Wauwatosa, WI
  Evansville, IN                             Scranton, PA                              Wausau Surgery Center,
North Indianapolis Surgery Center,         Westmoreland Surgery Center,                  Wausau, WI
  Indianapolis, IN                           Mount Pleasant, PA

KENTUCKY                                   SOUTH CAROLINA
Lexington Surgery Center,                  Charleston Surgery Center,
  Lexington, KY                              North Charleston, SC
Surgecenter of Louisville,                 Greenville Surgery Center,
  Louisville, KY                             Greenville, SC

MARYLAND                                   TENNESSEE
Central Maryland Surgery Center,           Chattanooga Surgery Center,
  Baltimore, MD                              Chattanooga, TN
Montgomery Surgery Center,                 Knoxville Surgery Center,
  Rockville, MD                              Knoxville, TN


___________________________________________________
FINANCIAL HIGHLIGHTS

                                          1994                 1993                  1992                 1991              1990
Net Revenue                           $236,719,426         $197,976,179         $161,873,266         $120,680,097        $87,251,637

Operating Income                      $ 79,691,501         $ 80,457,192         $ 66,865,672         $ 49,190,611        $33,345,677

Net Income from
 Continuing Operations                $ 31,385,364*        $ 32,215,695         $ 25,556,114         $ 17,770,423        $10,235,375

Income Per Common
 & Common Equivalent
 Share from Continuing
 Operations                           $        .80*        $        .85         $        .69         $        .49        $       .29

Weighted Average
 Number of Common
 & Common Equivalent
 Shares Outstanding                     38,891,521           38,116,602           37,191,232           36,674,290         35,530,550

*Net Income from continuing operations before cumulative effect of change in accounting principle.

                                          1994                 1993                  1992                 1991              1990
Cash Dividends Paid
 per Common Share                     $        .16         $        .16         $       .147         $       .093       $       .043

Net Working Capital                   $ 25,052,045         $ 50,665,892         $ 34,879,287         $ 38,070,554       $ 37,000,388

Current Ratio                           1.4 to 1             2.7 to 1              2.3 to 1             2.3 to 1           3.2 to 1

Total Assets                          $340,343,594         $300,188,723         $288,032,550         $172,417,835       $120,494,519

Long-Term Obligations                 $ 49,716,985         $ 62,190,600         $ 35,364,214         $ 32,519,503       $ 36,776,142

Shareholders' Equity                  $196,622,509         $166,583,258         $136,267,771         $ 88,501,531       $ 52,641,347

Long-Term Debt
 to Equity Ratio                        0.3 to 1             0.4 to 1              0.3 to 1             0.4 to 1          0.7 to 1

On December 1, 1993, Surgical Care Affiliates, Inc. distributed to its shareholders all of the outstanding shares of common stock of its wholly-owned subsidiary, HealthWise of America, Inc. The Consolidated financial statements of the Company for the periods 1990-1993 have been restated to reflect the discontinued operations of HealthWise of America, Inc.

LETTER TO OUR SHAREHOLDERS

FEBRUARY 1995

The year 1994 presented many challenges. We are pleased to report that in 1994 your management team assessed the operations of the Company and made several strategic decisions that will provide SCA with a strong future direction and which produced excellent operating results for the past twelve months. Even during a year when fundamental changes took place in our health care system, SCA reported increased earnings. In fact, record earnings were reported for the ninth consecutive year and for the past thirty-five quarters.
        Early in the first quarter, weather conditions in many areas of the country were the most severe experienced in several years. This exerted extreme pressure on first quarter earnings, and results for the quarter were the lowest of any quarter during 1994. Subsequent quarters, however, produced substantially stronger same center revenues as well as comparable same center cases.
        Operating results for 1994 reflect major gains in all areas of operation. Net income before nonrecurring items discussed below increased by 21% over 1993. Same center revenues increased 5% in 1994 while the net addition of 9 centers brings the year end total number of surgery cneters to
65. Total cases performed at SCA centers during 1994 showed an increase of 18% over 1993. Centers built or acquired during 1994 have enjoyed favorable operating results and are adding to the revenue and profit of your Company.
        Net revenues were $236.7 million compared to net revenues in 1993 of $198.0 million, an increase of 20%. Net income before nonrecurring items was $39.1 million, or $1.01 per share in 1994 compared to net income of $32.2 million or $.85 per share reported in 1993.
        During the fourth quarter of 1994, net revenues were at a record level for the 35th consecutive quarter. Revenues for the fourth quarter of 1994 were a record $66.7 million, an increase of 22% over the fourth quarter of 1993.
Net income before nonrecurring items was $11.4 million, or $.29 per share. Same center case volume increased 6% in the fourth quarter, and same center revenues increased 8% in total.
        In the fourth quarter, the Company decided to write-down certain assets, including goodwill, in surgery centers that have not performed as well as expected. while the vast majority of our centers are doing well and have excellent growth prospects, three centers in particular do not fit our criteria of having good margins and strong growth opportunities. As a result, the Company recorded nonrecurring items of $8.9 million, or $.23 per share. The Company also changed the method used to account for deferred development and pre-opening costs. The cumulative effect of this change in accounting principle was $2.1 million, or $.05 per share.
        At the beginning of 1994, management developed a plan to establish strategic alliances with strong community hospitals in some of our markets. We are pleased to report that the year ended with sixteen of Surgical Care's facilities joint ventured with the type of partners we targeted. This has proven to be a viable concept as we have enjoyed an increase in cases in each of the facilities so structured. The year ended with 25% of Surgical Care's centers joint ventured with local hospitals or HMOs. We expect to increase the percentage of joint ventured centers to between 35 and 40 percent of our total during 1995.
        The Company's balance sheet continues to be strong, and we enjoy favorable banking relations at our primary bank and other institutions. Sufficient cash and credit facilities are available to serve the growth of SCA in 1995 and future years.
        Newly constructed surgery centers were opened in Lecanto, Florida; Wausau, Wisconsin; Plano, Texas; St. Joseph, Missouri and Paoli, Pennsylvania. Centers were acquired in Dothan, Alabama; Conroe, Texas; Florence, Alabama; San Francisco, California and Greenville, South Carolina.
        Construction of new centers will begin in Eugene, Oregon; Gainesville, Georgia and Evansville, Indiana. Additions are under construction in three additional centers. Surgical Care expects to continue its aggressive growth strategy during 1995 with the addition of ten centers. The mix will likely be comprised of seven new development centers and three or more acquisitions.

The majority of newly constructed centers will be opened during the third and fourth quarters of 1995, and the acquisitions should occur in the second half of the year.

         At year end, Surgical Care had signed contracts for the development of three centers during 1995. Each of these centers will be joint ventured with local physicians and strong community hospitals. The results achieved from this type of joint venture in 1994 indicate that SCA should be very successful with these new centers.


(Figure 1)


Picture of Joel C. Gordon


(Figure 2)


Picture of William J. Hamburg


During the year, your Board authorized the Company to purchase its common stock at prevailing market prices. At year end, 472,400 shares had been repurchased. The average price for those shares purchased was $12.95.

Also during 1994, a gain of $7.7 million was recorded from the sale of our investment in Medical Care America. There have been substantial ongoing changes in the delivery of outpatient surgery. At the end of 1994, approximately 80.9% of all our cases were discounted. We are pleased that we have been able to adapt to the changing health care environment and still produce the type of results our shareholders expect. At year end, Surgical Care had operations in 28 of the top 50 HMO markets in the United States. This includes surgery centers in seven of the top ten penetrated HMO markets. We are pleased that we have been able to operate in this competitive environment and still produce substantial return on invested capital. Although margins will continue to be under some pressure, we should report substantial increases in our operating results if we can attract incremental cases to our centers.

         Your management looks forward to 1995 and the years beyond with much enthusiasm. Your Company has never had such a strong management team as it does today. Our most senior managers have more than ten years of experience at SCA. A great many of our regional managers have similar experience, and all of us look forward to the challenges that lie ahead. We would like to express our thanks to all the physicians that practice at SCA's facilities, the payors that choose to contract with SCA centers and the outstanding group of employees that make the Company what it is today. We appreciate all your efforts.

         We look forward to another outstanding year during 1995.

         Respectfully,



         Joel C. Gordon
         --------------
         Joel C. Gordon
         Chairman



         William J. Hamburg
         ------------------
         William J. Hamburg
         President

SURGICAL CARE PARTNERSHIPS ASSUME THEIR
PLACE IN AN INTEGRATED DELIVERY SYSTEM


Surgical Care Affiliates is the nation's largest independent operator of ambulatory surgery centers (ASCs). The company, through limited partnerships, owns 65 surgery centers in 22 states. During 1994, SCA centers provided outpatient surgical services to over 190,000 patients. Historically, Surgical Care's centers have been viewed as competitors by their hospital outpatient surgery counterparts. Ambulatory surgery centers have had advantages that allowed them to capture volume from these hospitals. Those advantages include:

         PRICE. Various surveys have found that list charges for outpatient surgery are 25% - 40% lower in ASCs than in comparable hospital outpatient departments.

         CONVENIENCE AND EFFICIENCY. Surgeons like to operate where the parking is convenient, the scheduling meets their needs, and the staff treats the surgeon and the patient like customers. Free-standing ASCs are structurally better able to deliver these benefits than hospital outpatient departments.

         EXPANDED SERVICES. The combination of technically advanced surgical equipment and instrumentation, available in SCA centers, with extended recovery capabilities or overnight accommodations provide ASC benefits to patients undergoing more complicated surgeries, such as laparoscopic cholecystectomies, the second most commonly performed surgical procedure in the United States.

         In today's cost-trimming health care industry, the growth of managed care and the creation of integrated health care networks have encouraged traditionally competitive providers to join forces and provide optimal health care services at the lowest possible cost.

         As the health care industry consolidates into integrated delivery systems, Surgical Care's original partnership strategy has evolved to include other health care providers and payors. These three-way joint ventures include physicians, and/or community hospitals and HMOs.

         Three-way joint ventures of Surgical Care centers is not a new strategy for the Company. The first SCA center/hospital joint venture took place in 1986 with the Cabell Huntington Surgery Center in Huntington, WV and the Cabell-Huntington Hospital. These three-way joint ownership centers, with hospitals or HMOs, now comprise 25% of SCA's surgery centers.

         In the typical hospital surgery center joint venture, Surgical Care Affiliates and the hospital each own one-third of the venture and are co-owners of the center. The physician partners collectively own one-third of the venture and are limited partners. The co-owners each guarantee one-half of all debt. Surgical Care manages the center and receives a management fee. A general partnership board is formed to discuss major issues, such as strategic service planning, major capital equipment needs, operating budgets and clinical programs.


(Figure B)
Picture of St. Vincent Infirmary Medical Center, Little Rock, Arkansas, and Thomas L. Feurig, its President.


"The partnership between St. Vincent and SCA will complement the continuing mission of the Sisters of Charity of Nazareth Health System in providing affordable health care to our patients." THOMAS L. FEURIG, President & CEO St. Vincent Infirmary Medical Center Little Rock, Arkansas


These collective ventures provide crucial advantages in economically responsible integrated health care delivery systems. Surgical Care Affiliates and their limited partner physicians benefit, through joint ventures with hospitals, by increased access to managed care contracts. (Hospitals are typically the leader in forming integrated delivery systems.) As a result, physicians can continue to bring their patients to the center for cost effective care and convenience to the patient and physician. SCA gains access to new physicians and/or physician groups, whose close affiliation with the hospital may have prevented them from utilizing the center. There is also the advantage of shared financial risk should reimbursement and/or legislation alter physician practice patterns in the future. And center joint ventures with hospitals foster cooperation among providers who were previously competitive entities. This cooperation should result in increased surgical volume for the surgery center, and lower the cost of outpatient surgery to patients and insurance companies.
         The hospital, through a joint venture with Surgical Care, gains a more cost-effective alternative setting to provide outpatient surgery and additional access points for patient admissions and treatment within the delivery system. It also provides the potential to develop relationships with physician groups who may not currently be involved with the hospital.


[FIGURE 4]
Pictures of Deaconess Hospital, Inc., Evansville, Indiana and Thomas H. Kramer, its President.


"Development of a new surgery center is consistent with our long-term strategy of creating an integrated health care delivery system in the Evansville market. This venture with Surgical Care Affiliates allows us to streamline our outpatient surgery program to benefit our patients and medical staff, and most importantly, to lower costs to patients and area employers."
THOMAS H. KRAMER, President
         Deaconess Hospital, Inc.
         Evansville, Indiana


         With the proliferation of discounted managed care contracts that decrease reimbursement and require increased provider risk sharing, it is more prudent for the hospital to shift services to a quality lower cost option. The hospital also gains from the opportunity to share financial risk and obtain proven expertise in outpatient surgery management with SCA.
         The long-standing success in the operations of ambulatory surgery centers and the expertise in joint venture ownership of these centers, make Surgical Care the joint venture company of choice. Currently, SCA is involved in surgery center joint ventures with some of the nations leading hospitals and health care providers. SCA has joint ventured ambulatory surgery centers with the following community hospitals:

ARKANSAS
St. Vincent Infirmary Medical Center/Little Rock, AR

CALIFORNIA
Redlands Community Hospital and Beaver Medical Clinic/Redlands, CA

DELAWARE
Kent General Hospital/Dover, DE

FLORIDA
Florida Hospital/Orlando, FL
Lee Memorial Hospital/Ft. Myers, FL

GEORGIA
Northeast Georgia Medical Center/Gainesville, GA

INDIANA
Deaconess Hospital/Evansville, IN

MISSOURI
Heartland Health Care System/St Joseph, MO

OREGON
McKenzie-Williamette Hospital/Springfield, OR

PENNSYLVANIA
Holy Spirit Hospital/Camp Hill, PA
Paoli Memorial Hospital/Paoli, PA

TENNESSEE
Baptist Memorial Health Care System, Inc./Memphis, TN

TEXAS
Columbia Medical Center East/El Paso, TX

WEST VIRGINIA
Cabell-Huntington Hospital/Huntington, WV

WISCONSIN
Sacred Heart Hospital/Eau Claire, WI

SURGICAL CARE PARTNERSHIPS ASSUME THEIR
PLACE IN AN INTEGRATED DELIVERY SYSTEM

        Surgical Care Affiliates also participates in joint ventured surgery centers with major managed care organizations.
        These include Mid-Atlantic Medical Services, Inc. in Rockville, Maryland, with over 500,000 members; Care First, Baltimore, Maryland, a Blue Cross HMO with over 150,000 members; and Pacific Hospital Association, an HMO, located in Eugene, Oregon, with over 53,000 members.
        Most recently, Surgical Care has signed a Letter of Intent entering into a management agreement to manage a hospital's outpatient surgery department. This agreement with Saint Thomas Hospital, Nashville, TN, recently named one of the country's top 100 hospitals, is the first step for parties to develop a network of outpatient surgery centers in Middle Tennessee.
        John Tighe, Saint Thomas' President and CEO, stated, "Saint Thomas hopes to benefit from Surgical Care's expertise. Demand for outpatient surgery will grow even more as technology develops and the forces of health care reform push costs down. We will now be able to provide access to low-cost, high quality outpatient surgery services to an even larger patient population."
        With the acquisition of Medical Care America by Columbia/HCA, a competitor of not-for-profit hospitals throughout the country, SCA clearly has become the preferred provider in being the not-for-profit hospitals' joint venture company of choice. According to Bill Hamburg, SCA's President and Chief Operating Officer, "Our strategy is to develop relationships with the leading, not-for-profit hospitals in our markets. We feel they have been long-standing players in their communities and will continue to be in the future. We think we can bring them an expertise in ambulatory surgery that will allow them to compete more effectively with the large for-profit chains."
        With approximately 85% of the 5,500 United States hospitals falling into the not-for-profit sector, SCA's reference list is growing on a daily basis. This trend and the opportunities for SCA are expected to continue.
        Hospital joint ventures solidify Surgical Care's position in an integrated delivery system and the company's strong management and significant cost advantages position SCA and its joint venture partners to benefit in a price-conscious health care environment.


                                  (Figure 5)
Pictures of Florida Hospital, Orlando, Florida and its President Thomas L.
Werner.


"Florida Hospital continues to search for ways to expand its network of services and offer cost-effective health care to our patients. Our partnership with Surgical Care Affiliates provides both of these options along with the opportunity to associate with an entity that is known for their quality of care in the outpatient surgical area."

THOMAS L. WERNER, President
Florida Hospital
Orlando, Florida

FINANCIAL REPORTS




INDEPENDENT AUDITORS' REPORT
Board of Directors and Shareholders
Surgical Care Affiliates, Inc.
Nashville, Tennessee

We have audited the accompanying consolidated balance sheets of Surgical Care Affiliates, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Surgical Care Affiliates, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
     As discussed in Notes 1 and 7 to the consolidated financial statements, the Company changed its method of accounting for development and pre-opening costs in 1994.


DELOITTE & TOUCHE LLP

Nashville, Tennessee
February 22, 1995

REPORT OF MANAGEMENT

We have prepared the consolidated balance sheets of Surgical Care Affiliates, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. Financial information included throughout this annual report is consistent with that in the financial statements.
     The consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors, in accordance with generally accepted auditing standards. The independent auditors develop and maintain an understanding of the Company's systems and procedures and perform such tests and other procedures, including selective tests of the internal accounting controls, as they deem necessary to enable them to express an opinion on the fairness of the consolidated financial statements.
     The Company maintains a system of internal accounting control which is designed to provide reasonable assurance that assets are safeguarded and that the financial records are adequate and can be relied upon to provide information for the preparation of consolidated financial statements.
     The Audit Committee of the Board of Directors, consisting of three outside directors, meets periodically with the independent auditors to review accounting, auditing and financial reporting matters.



                    Joel C. Gordon
                    Chairman and Chief Executive Officer



                    William J. Hamburg
                    President and Chief Operating Officer

CONSOLIDATED
STATEMENTS OF INCOME
For the Years Ended December 31, 1994, 1993 and 1992

                                                                1994              1993            1992
-----------------------------------------------------------------------------------------------------------
Net Revenue                                                 $ 236,719,426    $ 197,976,179    $ 161,873,266

Operating Costs:
  Costs of Providing Healthcare Services                      123,378,641      103,824,815       83,870,628
  Depreciation and Amortization                                17,391,605       12,626,397        9,695,104
  Provision for Doubtful Accounts                               3,060,679        1,067,775        1,441,862
  Loss on Disposal of Surgery Centers                          13,197,000         --               --
-----------------------------------------------------------------------------------------------------------
  Totals                                                      157,027,925      117,518,987       95,007,594
-----------------------------------------------------------------------------------------------------------
  Operating Income                                             79,691,501       80,457,192       66,865,672

General, Administrative and Development Expenses                5,463,515        3,880,180        3,803,964
Interest and Other Expenses                                     7,293,533        3,600,067        3,409,960
Interest and Other Income                                      (4,183,722)      (2,513,386)      (3,049,258)
Gain on Sale of MCA Stock                                      (7,726,921)        --               --
-----------------------------------------------------------------------------------------------------------
  Income Before Minority Interests and Income Taxes            78,845,096       75,490,331       62,701,006

Minority Interests in Earnings of Partnerships                (22,420,156)     (22,624,464)     (21,481,467)
-----------------------------------------------------------------------------------------------------------
Income from Continuing Operations Before Income Taxes
  and Cumulative Effect of Change in Accounting Principle      56,424,940       52,865,867       41,219,539
-----------------------------------------------------------------------------------------------------------
Income Tax Provision                                          (25,039,576)     (20,650,172)     (15,663,425)
-----------------------------------------------------------------------------------------------------------
Net Income from Continuing Operations Before
  Cumulative Effect of Change in Accounting Principle          31,385,364       32,215,695       25,556,114

Net Income from Discontinued Operations                          --              4,451,722        3,282,963

Cumulative effect of Change in Accounting Principle,
  net of income tax benefit of $1,403,437                      (2,105,155)        --               --
-----------------------------------------------------------------------------------------------------------
  Net Income                                                $  29,280,209    $  36,667,417    $  28,839,077
===========================================================================================================
Net Income Per Common & Common Equivalent Share
  Continuing Operations Before Cumulative Effect of
  Change in Accounting Principle                            $         .80    $         .85    $         .69
  Discontinued Operations                                        --                    .11              .09
  Cumulative Effect of Change in Accounting Principle                (.05)        --               --
-----------------------------------------------------------------------------------------------------------
                                                            $         .75    $         .96    $         .78
===========================================================================================================
  Weighted Average Number of Common
  & Common Equivalent Shares Outstanding                       38,891,521       38,116,602       37,191,232
===========================================================================================================


The notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED
BALANCE SHEETS
December 31, 1994 and 1993

                                                                                       1994             1993
----------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and Cash Equivalents                                                     $   31,222,963    $   23,877,186
  Temporary Investments                                                               --               5,285,783
  Marketable Securities, at Cost                                                       294,639        13,360,507
  Accounts Receivable, Less Allowance for Doubtful Accounts
     of $4,160,260 in 1994 and $3,214,296 in 1993                                   34,801,079        28,133,055
  Other Receivables                                                                    701,965         5,400,027
  Supplies                                                                           4,562,518         4,193,379
  Prepaid Expenses                                                                     742,911           428,817
  Deferred Income Taxes                                                              9,260,259          --
----------------------------------------------------------------------------------------------------------------
     Total Current Assets                                                           81,586,334        80,678,754
----------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT:
  Land and Improvements                                                             31,972,686        29,789,361
  Buildings                                                                         66,289,162        49,477,899
  Equipment, Furniture and Fixtures                                                106,690,800        87,272,417
  Construction in Progress                                                           1,998,495         8,159,358
----------------------------------------------------------------------------------------------------------------
                                                                                   206,951,143       174,699,035
  Less Accumulated Depreciation and Amortization                                   (57,969,075)      (44,604,904)
----------------------------------------------------------------------------------------------------------------
     Net Property and Equipment                                                    148,982,068       130,094,131
----------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
  Excess of Cost Over Fair Value of Net Assets Acquired                            109,149,364        83,196,653
  Deferred Development Costs and Other Assets                                          625,828         6,219,185
----------------------------------------------------------------------------------------------------------------
                                                                                $  340,343,594    $  300,188,723
================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts Payable - Trade                                                      $    5,889,642    $    5,517,412
  Accrued Liabilities                                                               15,658,612         7,609,790
  Accrued Loss on Disposal of Surgery Centers                                        5,629,000          --
  Income Taxes Payable                                                              14,737,873         1,397,293
  Current Portion of Long-Term Obligations                                          10,119,162        10,727,148
  Distributable to Minority Interests                                                4,500,000         4,761,219
----------------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                                      56,534,289        30,012,862
----------------------------------------------------------------------------------------------------------------
LONG-TERM OBLIGATIONS:
  Notes Payable and Other Long-Term Debt                                            42,269,224        52,880,009
  Capital Lease Obligations - Related Parties                                        7,447,761         9,310,591
----------------------------------------------------------------------------------------------------------------
     Total Long-Term Obligations                                                    49,716,985        62,190,600
----------------------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                                3,845,939         7,971,705

MINORITY INTERESTS                                                                  33,623,872        33,430,298
----------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
  Common Stock, Par Value $.25; 100,000,000 Shares Authorized; 39,110,622
     and 38,259,336 issued and 38,638,222 and 38,259,336 outstanding in
     1994 and 1993, respectively                                                     9,777,656         9,564,834
  Treasury Stock at Cost, 472,400 and 0 shares in 1994 and 1993, respectively       (6,114,778)         --
  Additional Paid-In Capital                                                        91,159,880        78,262,327
  Retained Earnings                                                                101,799,751        78,756,097
----------------------------------------------------------------------------------------------------------------
     Total Shareholders' Equity                                                    196,622,509       166,583,258
----------------------------------------------------------------------------------------------------------------
                                                                                $  340,343,594    $  300,188,723
================================================================================================================


The notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY

For the Years Ended December 31, 1994, 1993 and 1992

                                                                                                   Additional
                                                 Common Stock             Treasury Stock            Paid-In
                                             Shares         Amount     Shares        Amount         Capital
-------------------------------------------------------------------------------------------------------------
BALANCE AT
JANUARY 1,1992                            35,656,550     $8,914,138      --            --         $41,872,619
  Issuance of Common Stock                 1,461,223        365,305      --            --          22,407,129
  Tax Benefits of Stock
     Options Exercised                       --             --           --            --           1,502,181
  Dividends Paid ($.147 per share)           --             --           --            --             --
  Net Income                                 --             --           --            --             --
-------------------------------------------------------------------------------------------------------------

BALANCE AT
DECEMBER 31, 1992                         37,117,773      9,279,443      --            --          65,781,929
 Issuance of Common Stock                  1,141,563        285,391                                12,480,398
 Dividends Paid ($.16 per share)             --             --           --            --             --
 Net Income                                  --             --           --            --             --
 Distribution of HealthWise of
    America, Inc. Common Stock               --             --           --            --             --
-------------------------------------------------------------------------------------------------------------

BALANCE AT
DECEMBER 31, 1993                         38,259,336      9,564,834                                78,262,327
  Issuance of Common Stock                   851,286        212,822                                12,897,553
  Treasury Stock Acquired                    --             --           472,400    (6,114,778)       --
  Dividends Paid ($.16 per share)            --             --           --            --             --
  Net Income                                 --             --           --            --             --
-------------------------------------------------------------------------------------------------------------

BALANCE AT
DECEMBER 31, 1994                         39,110,622     $9,777,656      472,400   $(6,114,778)   $91,159,880
=============================================================================================================

                                             Retained
                                             Earnings              Total
---------------------------------------------------------------------------
BALANCE AT
JANUARY 1, 1992                            $ 37,714,774        $ 88,501,531
  Issuance of Common Stock                      --               22,772,434
  Tax Benefits of Stock
     Options Exercised                          --                1,502,181
  Dividends Paid ($.147 per share)           (5,347,452)         (5,347,452)
  Net Income                                 28,839,077          28,839,077
---------------------------------------------------------------------------
BALANCE AT
DECEMBER 31, 1992                            61,206,399         136,267,771
 Issuance of Common Stock                       --               12,765,789
 Dividends Paid ($.16 per share)             (6,033,085)         (6,033,085)
 Net Income                                  36,667,417          36,667,417
 Distribution of HealthWise of
    America, Inc. Common Stock              (13,084,634)        (13,084,634)
---------------------------------------------------------------------------
BALANCE AT
DECEMBER 31, 1993                            78,756,097         166,583,258
  Issuance of Common Stock                      --               13,110,375
  Treasury Stock Acquired                       --               (6,114,778)
  Dividends Paid ($.16 per share)            (6,236,555)         (6,236,555)
  Net Income                                 29,280,209          29,280,209
---------------------------------------------------------------------------
BALANCE AT
DECEMBER 31,1994                           $101,799,751        $196,622,509
===========================================================================


The notes to consolidated financial statements are an integral part of these statements

CONSOLIDATED STATEMENTS
OF CASH FLOWS
For the Years Ended December 31, 1994, 1993 and 1992

                                                                       1994             1993            1992
-----------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net Income                                                      $  29,280,209    $  36,667,417    $  28,839,077
  Adjustments to Reconcile Net Income to Net Cash
     Provided by Operating Activities:
          Net Income from Discontinued Operations                       --            (4,451,722)      (3,282,963)
          Cumulative Effect of Change in Accounting Principle         2,105,155          --               --
          Depreciation and Amortization                              17,391,605       12,626,397        9,695,104
          Provisions for Losses on Accounts Receivable                3,060,679        1,067,775        1,441,862
          Minority Interests in Earnings of Partnerships             22,420,156       22,624,464       21,481,467
          Loss on Disposal of Surgery Centers                        13,197,000          --               --
          Deferred Income Taxes                                     (13,386,025)       5,777,179        2,194,526

Changes in Assets and Liabilities
  Net of Effect of Acquisitions:
     Increase in Accounts Receivable                                 (7,788,110)      (5,069,407)      (7,405,327)
     Decrease (Increase) in Other Receivables                         4,698,222       (4,424,541)          82,736
     Increase in Supplies                                               (33,098)        (445,904)        (510,196)
     (Increase) Decrease in Prepaid Expenses and Other Assets          (282,204)         156,063         (351,275)
     Increase in Deferred Development Costs & Other Assets           (4,269,428)      (2,562,462)        (703,830)
     Increase in Excess of Cost over Fair Value of Net
       Assets Acquired                                               (4,136,343)      (5,211,849)     (12,547,271)
     Increase in Accounts Payable - Trade                               158,337          159,735          818,008
     Increase (Decrease) in Accrued Liabilities                       6,943,302         (671,899)         758,312
     Increase (Decrease) in Income Taxes Payable                     14,730,916        1,397,293       (2,547,583)
-----------------------------------------------------------------------------------------------------------------
          Net Cash Provided by Operating Activities                  84,090,373       57,638,539       37,962,647
-----------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
     Decrease (Increase) in Temporary Investments                     5,285,783       (3,983,754)      26,771,184
     Decrease (Increase) in Marketable Securities                    13,065,868      (13,360,507)         --
     Capital Expenditures                                           (30,061,584)     (42,171,282)     (21,860,939)
     Acquisitions, less Cash Acquired of $550,213 in 1994,
          $306,124 in 1993, $208,531 in 1992                        (16,568,406)      (6,685,491)     (11,560,035)
-----------------------------------------------------------------------------------------------------------------
          Net Cash Used in Investing Activities                     (28,278,339)     (66,201,034)      (6,649,790)
-----------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
     Net (Payments) Borrowings Under Line-of-Credit Agreement       (15,102,662)       8,418,324        5,187,649
     Payments on Long-Term Obligations                               (9,485,194)      (6,182,964)     (12,201,505)
     Proceeds from Long-Term Obligations                              8,008,063       24,078,532        4,435,000
     Proceeds from Issuance of Common Stock                           1,381,244        2,691,311        2,458,680
     Acquisition of Common Stock for the Treasury                    (6,114,778)         --               --
     Dividends Paid                                                  (6,236,555)      (6,033,085)      (5,347,452)
     Distributions to Minority Interests                            (20,047,393)     (20,224,061)     (15,373,714)
     (Decrease) Increase in Distributable to Minority Interests        (261,219)          21,391        2,236,856
     (Decrease) Increase in Minority Interests                         (607,763)       4,511,734       (1,502,504)
-----------------------------------------------------------------------------------------------------------------
          Net Cash (Used in) Provided by Financing Activities       (48,466,257)       7,281,182      (20,106,990)
-----------------------------------------------------------------------------------------------------------------
     Net Increase (Decrease) in Cash & Cash Equivalents               7,345,777       (1,281,313)      11,205,867
     Cash & Cash Equivalents at Beginning of Year                    23,877,186       25,158,499       13,952,632
-----------------------------------------------------------------------------------------------------------------
     Cash & Cash Equivalents at End of Year                       $  31,222,963    $  23,877,186    $  25,158,499
=================================================================================================================

The notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
For the Years Ended December 31, 1994, 1993 and 1992

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
THE COMPANY
     Surgical Care Affiliates, Inc. (the "Company") was organized in 1982 to develop, own and operate outpatient health care facilities. Each facility is operated as a general or limited partnership with a subsidiary of the Company being a general partner with a controlling interest or a corporation with the Company being the majority shareholder.
    The Company currently owns interests in 65 surgery centers.
PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and majority-owned or controlled partnerships. All significant inter-company accounts and transactions have been eliminated, and minority interests are reflected in consolidation.
NET REVENUE
     Net revenue consists of charges by the Company's centers which generally include all fees for laboratory tests, operating room, supplies, medication and recovery room. Net revenue also includes anesthesia charges from certain of the Company's centers and other miscellaneous operating revenues. Net revenue does not include the charges for the patient's physician as those fees are billed directly by the physician. Net revenue is net of contractual adjustments of $216,275,846 in 1994, $82,021,162 in 1993, and $56,383,247 in 1992.
TEMPORARY INVESTMENTS
     The Company has a cash management program which provides for the investment of excess cash balances in short-term investments which include commercial paper, certificates of deposit and non-equity type investments. Short-term investments of $5,285,783 in 1993 are stated at cost, which approximates market.
MARKETABLE SECURITIES
     Marketable securities are carried at the lower of aggregate cost or market value. As of December 31,1994, these securities consisted of $294,639 of corporate notes, at cost, which approximates market. As of December 31,1993, these securities consisted of $13,360,507 of common stock, at cost. Unrealized gains at December 31,1993 were $4,436,243.
     The Company adopted the provisions of Financial Accounting Standard
No. 115 "Accounting for Certain Investments in Debt and Equity Securities" as of January 1,1994. Accordingly, marketable securities were reported at fair value with unrealized gains/losses being reported as a separate component of shareholders' equity, net of income tax effects at that date. During 1994, the marketable securities were sold and the resulting gain was recognized in the statement of income.
SUPPLIES
     Supplies (principally medical) are stated at the lower of cost (first-in, first-out basis) or market.
PROPERTY AND EQUIPMENT
     Property and equipment obtained through acquisitions are stated at their fair value determined on the dates of acquisition. Property and equipment under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair vaiue of the leased property.
     Depreciation is computed using the straight-line method over the estimated useful lives or the terms of the leases of the related assets. The general range of estimated useful lives is as follows:

    Buildings ................................... 25 to 30 years
    Equipment, Furniture and Fixtures ...........  8 to 10 years

     When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the statement of income.
EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED
     Excess of cost over fair value of net assets acquired is amortized over 40 years using the straight-line method.
     The Company periodically assesses the recoverability of intangibles and other long-lived assets using undiscounted cash flows anticipated to be received over the estimated life of the related assets.
DEVELOPMENT AND PRE-OPENING COSTS
     As discussed in Note 7, effective at the beginning of fiscal 1994 the Company changed its accounting policy for development and pre-opening costs associated with preparing facilities for operations. Such costs are now expensed as incurred. Prior to the change, such costs were capitalized and amortized over an estimated useful life.
PER SHARE DATA
     Per share data has been computed on the basis of the weighted average number of shares outstanding, including common stock equivalents. Common stock equivalents consist of stock options and warrants. In determining the number of dilutive common stock equivalents, the Company includes average common shares attributable to dilutive stock options and warrants using the treasury stock method. Fully diluted earnings per share is not presented since it approximates earnings per common and common equivalent share.
CASH FLOW REPORTING
     For purposes of the statements of cash flows, the Company considers all certificates of deposits and highly liquid marketable securities with an original maturity of three months or less to be cash equivalents.
ACCOUNTING ESTIMATES
     Accounting estimates are an integral part of the consolidated financial statements prepared by management and are based on management's current judgments. These judgments are based on knowledge and experience about past and current events and on assumptions about future events. During 1993 management determined, based on subsequent experience, that estimates of certain reserves provided in previous years were in excess of amounts actually required which resulted in an increase to net income from continuing operations of approximately $1,900,000 or $.05 per share for the year ending December 31,1993. MANAGEMENT FEES
     The Company charges the operating centers a management fee based on gross or net revenues of the centers. These fees are to cover administrative, accounting, purchasing, marketing and other support costs incurred by the Company. These management fees are eliminated in the consolidated financial statements except for the share allocated to minority interests.

INCOME TAXES
     In fiscal 1992, income taxes were accounted for in accordance with Financial Accounting Standard No. 96. Effective the first day of fiscal 1993, the Company implemented Statement of Financial Accounting Standard ("SFAS")
No. 109, "Accounting for Income Taxes." Under SFAS 109, the asset and liability method is used for computing future tax consequences of events which have been recognized in the Company's financial statements or tax returns. Deferred tax expense or benefit is the change during the year in the Company's deferred tax assets and liabilities. The effect of adoption of SFAS 109 in 1993 was not material to the Company's financial statements.
RECLASSIFICATIONS
     Reclassifications of certain prior year amounts have been made to conform to the 1994 presentation of accounts.
(2) SHAREHOLDERS' EQUITY:
STOCK OPTIONS
     The Company has stock option plans which provide for the issuance of common stock to key employees of the Company. Under the plans, the option price per share for incentive stock options must be equal to or greater than the fair value of the common stock at the date of grant. Options granted under the plans are not exercisable until two years after the date of the grant and become exercisable to the extent of 33% per year thereafter. The options expire five years from the date of the grant.
     A summary of transactions during 1994, 1993 and 1992 under the option plans is as follows:

                                            Number         Option Price
                                           of Shares         Per Share
--------------------------------------------------------------------------
Outstanding at January 1, 1992            1,781,153       $ 1.00 to $37.75
Granted                                     301,500       $21.38 to $40.50
Exercised                                  (577,554)      $ 1.00 to $12.33
Cancelled                                  (197,549)      $ 2.28 to $37.00
--------------------------------------------------------------------------
Outstanding at December 31, 1992          1,307,550       $ 2.28 to $40.50
Granted                                     589,128       $11.70 to $22.05
Exercised                                  (408,125)      $ 2.28 to $18.00
Cancelled                                  (207,500)      $ 5.92 to $37.00
--------------------------------------------------------------------------
Outstanding at December 31, 1993          1,281,053       $ 1.94 to $31.53
Granted                                     397,700       $12.38 to $19.00
Exercised                                  (194,505)      $ 1.94 to $10.50
Cancelled                                   (62,437)      $10.50 to $31.53
--------------------------------------------------------------------------
Outstanding at December 31, 1994          1,421,811       $ 5.04 to $31.50
==========================================================================

At December 31,1994, options for 242,711 shares were exercisable.

WARRANTS
     The Board of Directors has authorized the Company to issue warrants for the purchase of common stock. The warrants expire from 3 to 10 years after issuance and may be exercised at purchase prices not less than the fair market value of the Company's common stock on the date the warrants are issued. Warrants for 229,192 shares of common stock at prices ranging from $2.91 to $38.31 have been issued through December 31, 1994.
     At December 31, 1994, warrants for 59,601 shares were exercisable. EMPLOYEE STOCK PURCHASE PLAN
     The Company has reserved common stock for the Employee Stock Purchase Plan which allows participating employees to contribute up to 10% of their compensation for the purchase of stock. At the end of each Plan Year, the Company will issue the stock to participating employees at an issue price equal to 85% of the lower of the stock price at the beginning of the Plan Year or the stock price at the end of the Plan Year, as defined. Employee contributions totaling $576,323 were made to the Plan during 1994, which resulted in the issuance in January 1995 of 43,985 shares of stock for the 1994 Plan Year. COMMON STOCK
     As of December 31,1994, the Company had reserved common shares as follows:

Stock Option Plans                                             1,819,825
Warrants                                                         677,449
Employee Stock Purchase Plan                                     239,586
------------------------------------------------------------------------
Total Reserved Common Shares                                   2,736,860
========================================================================

     During 1993, the limited partners of one of the Company's limited partnerships exchanged one-fourth of their partnership units for 124,444 shares of the Company's common stock under terms set forth in the partnership agreement. At December 31, 1994 and 1993, there were no shares of common stock subject to exchange for partnership units.
     During 1992, certain employees of the Company exercised nonqualified stock options which entitles the Company to a deduction for income tax purposes of the difference between the market price and exercise price at the date of exercise of the option by an employee. The Company recorded $1,502,181 in 1992 of additional paid-in capital to reflect the tax benefit obtained by the Company as a result of the exercise of the options.
(3) LONG-TERM DEBT AND LEASE COMMITMENTS:
NOTES PAYABLE AND OTHER LONG-TERM DEBT
     The Company has unsecured revolving credit loan agreements with two banks which total $36,000,000. The revolving credit loan agreements expire on various dates over the next two years. At December 31,1994 and 1993 the Company had $6,000,OO0 and $21,102,662, respectively, in borrowings outstanding under the loan agreements. The credit facilities bear interest at the Company's choice of
(1) the institutions' base rate, as defined by the agreement or (2) the London Interbank Offered Rate (LIBOR).
     The Company and certain of its operating partnerships have notes payable to lending institutions totalling $44,788,466 and $41,123,701 as of December 31,1994 and 1993, respectively. The notes are primarily at variable rates ranging from 5.95% to 11.75% at December 31,1994. At December 31,1994 and 1993, approximately $62,246,000 and $51,721,O00, respectively, of the Company's property and equipment is pledged as security on these notes.
     Certain of the debt agreements require the Company to (a) maintain certain net worth, debt to net worth ratio, debt service coverage ratio, and current ratio requirements, (b) meet certain profitability requirements and (c) limit the payments of cash dividends and the terms of additional borrowings. At December 31, 1994, all such requirements and covenants were met.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

LEASES
     The Company leases its principal executive offices, operating facilities and various equipment under both capital and operating leases.
     As of December 31, 1994, $23,863,454 of the Company's property and equipment is under capital lease obligations with related limited partnerships. The related accumulated amortization for these assets is $11,543,295 at December 31, 1994. Interest rates on the capital lease obligations range from 4.20% to 10.35%.
     Substantially all related property and equipment is pledged as security under the noncancelable lease agreements with the limited partnerships.
     Rent expense under the operating leases for the three years ended December 31, 1994, 1993 and 1992, was $5,269,478, $4,382,581 and $3,257,426,
respectively.
     Future minimum payments under capital leases, other long-term debt and noncancelable operating leases are as follows as of December 31, 1994:

                            Capital     Other Long-     Operating
                            Leases       Term Debt       Leases
-----------------------------------------------------------------
Year Ending December 31:
    1995                  $ 2,242,237   $12,148,347   $ 4,472,201
    1996                    3,176,786    16,059,606     4,378,453
    1997                    2,317,545     6,144,607     3,913,502
    1998                      843,562    11,784,890     3,249,362
    1999                      753,645    10,551,337     3,013,853
    Thereafter              2,262,112     5,794,261    18,058,494
-----------------------------------------------------------------
Total Minimum Payments     11,595,887    62,483,048   $37,085,865
Less Amount
  Representing Interest     2,548,206    11,694,582
-----------------------------------------------------------------
Present Value of
  Obligations               9,047,681    50,788,466
Less Current Portion        1,599,920     8,519,242
-----------------------------------------------------------------
Long-Term Obligations     $ 7,447,761   $42,269,224
=================================================================

(4) RELATED PARTY TRANSACTIONS:
     The Company leases certain of its operating facilities and various equipment and land under long-term noncancelable lease arrangements from partnerships, of which the Company is a general partner, and from other related parties. As of December 31, 1994, all $11,595,887 of total minimum lease payments under capital leases are payable to these related parties. In addition $13,677,725 of total minimum payments for operating leases is payable to these related parties. Capital and operating lease payments made to these related parties during the years ended December 31, 1994, 1993 and 1992 were $5,145,967, $5,071,129 and $4,860,528, respectively.
(5) INCOME TAXES:
     The Company adopted SFAS 109, "Accounting for Income Taxes," effective the first day of fiscal 1993. The effect of this change was not material to the Company's financial statements. There was also no material impact to the deferred tax liability resulting from the statutory federal income tax rate increase enacted by the Omnibus Budget Reconciliation Act of 1993.
     The provision for income taxes net of the $1,403,437 benefit from cumulative effect of change in accounting principle consists of the following:

                                            YEAR ENDED DECEMBER 31,
                                      1994          1993            1992
----------------------------------------------------------------------------
Currently payable                 $31,520,464     $14,872,993   $13,468,899
----------------------------------------------------------------------------
Deferred                           (7,884,325)      5,777,179     2,194,526
----------------------------------------------------------------------------
Total                             $23,636,139     $20,650,172   $15,663,425
============================================================================

Deferred tax assets (liabilities) at December 31, 1994 are comprised of the following:

                                               1994             1993
----------------------------------------------------------------------
Financial accruals without
  economic performance                     $ 9,260,259     $   708,911
----------------------------------------------------------------------
Depreciation and amortization               (3,845,939)     (8,680,616)
----------------------------------------------------------------------
Net deferred tax asset (liability)         $ 5,414,320     $(7,971,705)
======================================================================

      A reconciliation of the provision for income taxes on income from continuing operations to the federal statutory rate (35% in 1994 and 1993 and 34% in 1992) is as follows:

                                             YEAR ENDED DECEMBER 31,
                                           1994       1993       1992
---------------------------------------------------------------------
Federal Statutory Rate                      35%        35%        34%
---------------------------------------------------------------------
State Income Taxes, net
  of Federal Tax Benefit                     4%         4%         4%
---------------------------------------------------------------------
Non-Deductible Expenses
  and Other                                  5%         --         --
---------------------------------------------------------------------
Effective Tax Rate                          44%        39%        38%
=====================================================================

(6) ACQUISITIONS:
     During 1994, the Company acquired a majority equity interest in five outpatient surgery centers. The acquisitions were accounted for as purchases, and the accompanying financial statements include the results of the surgical centers' operations from the dates of their respective acquisitions.
     The purchase price allocated to the assets and liabilities acquired was based on their fair value. Allocation of the purchase price for the acquisitions is summarized below:

                                                              1994
----------------------------------------------------------------------
Working Capital                                           $  1,526,385
Property and Equipment                                       6,996,524
Other Assets                                                    64,796
Excess of Cost Over Fair Value
  of Net Assets Acquired                                    22,296,063
Minority Interests                                            (876,808)
Long-Term Debt and Capital Lease Obligations                (3,498,191)
----------------------------------------------------------------------
    Total Purchase Price, Net                             $ 26,508,769
======================================================================

     The total net purchase price of $26,508,769 is comprised of net cash paid of $17,118,619 and issuance of common stock of $9,390,150.
     The unaudited consolidated pro forma results of operations assuming all purchase acquisitions had been consummated as of January 1, 1993, are as follows:

                                                   1994            1993
----------------------------------------------------------------------------
Net Revenue                                    $238,888,356    $ 209,602,064
Net Income                                     $ 29,588,922    $  34,096,206
Earnings Per Common and
  Common Equivalent Share                      $        .76    $         .89

(7) CHANGE IN ACCOUNTING FOR DEVELOPMENT AND PRE-OPENING COSTS:
     Prior to 1994, deferred development costs included costs associated with obtaining certificates of need and costs associated with preparing facilities for operations. Once a facility became operational, the costs of obtaining a certificate of need were amortized on a straight-line basis over the life of the building, if owned, or the term of the building lease. Other pre-opening costs were amortized on a straight-line basis over two years.
     During the year ended December 31, 1994, the Company changed its accounting policy for development and pre-opening costs. As a result of the change, which has been recorded as if it occurred at the beginning of 1994, the Company will expense deferred development and pre-opening costs as incurred rather than continue to capitalize such costs and amortize them over an estimated useful life. Management believes the change is preferable as the new policy will more accurately match the benefits received from opening a new facility with the related costs.
     The change in accounting for deferred development and pre-opening costs did not have a material impact on the Company's net income from continuing operations for the year ended December 31, 1994. The Company's net income was decreased by $2,105,155 ($.05 per share) by the cumulative effect of the change in accounting principle related to years prior to 1994.
(8) LIABILITY INSURANCE:
     The Company carries professional malpractice and general liability insurance for all of its facilities. The policy is carried on a claims made basis. The Company has policies and procedures in place to track and monitor incidents of significance. Additionally, the Company maintains an umbrella liability insurance policy.
(9) SELECTED QUARTERLY DATA (UNAUDITED):
     Summarized quarterly financial data for 1994 and 1993 is shown below.

                        1ST OUARTER    2ND QUARTER    3RD OUARTER   4TH OUARTER
-------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1994
Net Revenue            $ 52,148,320   $ 58,522,606   $ 59,302,163   $66,746,337
Operating Income       $ 19,125,632   $ 23,393,230   $ 24,074,613   $13,098,026
Net Income:
    Before Cumulative
     Effect of Change
     in Accounting
     Principle         $  8,079,175   $  9,633,105   $ 11,148,068   $ 2,525,016
    Cumulative Effect
     of Change
     Accounting
     Principle         $ (2,105,155)       --             --            --
    Net Income:        $  5,974,020   $  9,633,105   $ 11,148,068   $ 2,525,016
Income Per Share:
    Before Cumulative
     Effect of Change
     in Accounting
     Principle         $        .21   $        .25   $        .29   $       .06
    Cumulative Effect
     of Change
     Accounting
     Principle         $       (.05)       --             --            --
    Net Income:        $        .16   $        .25   $        .29   $       .06

                       1ST OUARTER  2ND OUARTER  3RD OUARTER  4TH OUARTER
-------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1993
Net Revenue            $45,673,153  $48,644,456  $48,921,974  $54,731,596
Operating Income       $18,305,462  $19,938,564  $20,068,487  $22,144,679
Net Income:
    Continuing
     Operations        $ 7,631,902  $ 7,749,536  $ 8,166,849  $ 8,667,408
    Discontinued
     Operations        $   895,970  $ 1,408,514  $ 1,303,082  $   844,156
    Net Income:        $ 8,527,872  $ 9,158,050  $ 9,469,931  $ 9,511,564
Income Per Share:
    Continuing
     Operations        $       .20  $       .20  $       .22  $       .23
    Discontinued
     Operations        $       .03  $       .04  $       .03  $       .01
    Net Income:        $       .23  $       .24  $       .25  $        24

     The above quarterly financial data for the year ended December 31,1994 has been restated to reflect the cumulative effect of the change in accounting for deferred development and pre-opening costs as of January 1,1994. The effect of this change on net income was not material for the year ended December 31,1994.
(10) FAIR VALUE OF FINANCIAL INSTRUMENTS:
     The following disclosure of estimated fair value of financial instruments as of December 31,1994 is made in accordance with the Statement of Financial Accounting Standard No. 107, "Disclosures about Fair Value of Financial Instruments". The estimates presented are not necessarily indicative of amounts the Company could realize in a current market exchange.

                                              DECEMBER 31, 1994
----------------------------------------------------------------------
                                         CARRYING          ESTIMATED
                                          AMOUNT           FAIR VALUE
----------------------------------------------------------------------
Assets:
  Marketable Securities                $    294,639       $    294,639
Liabilities:
  Notes Payable and
   other Long-Term Debt                $ 50,788,466       $ 50,788,466

                                              DECEMBER 31, 1993
----------------------------------------------------------------------
                                         CARRYING          ESTIMATED
                                          AMOUNT           FAIR VALUE
----------------------------------------------------------------------
Assets:
  Temporary Investments                $  5,285,783       $  5,285,783
  Marketable Securities                $ 13,360,507       $ 17,796,750
Liabilities:
  Notes Payable and
   other Long-Term Debt                $ 62,226,363       $ 62,226,363

Temporary Investments:
     The carrying amounts of the temporary investments are a reasonable estimate of their fair value due to their short-term maturity.
Marketable Securities:
     Fair value of marketable securities was determined based on quoted market prices listed on the New York Stock Exchange.
Notes Payable and Other Long-Term Debt:
     The carrying amounts of the Company's debt instruments approximate fair value due to these instruments being substantially of a variable rate nature.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


(11) SUPPLEMENTAL CASH FLOW INFORMATION:
     The Company paid interest on Long-Term Debt Obligations of $5,097,399, $3,923,751 and $3,388,640 for the three years ended December 31, 1994, 1993 and 1992, respectively.
     The Company paid federal and state income taxes of approximately $23,395,000, $15,752,000 and $13,016,000 for the three years ended December 31,
1994, 1993 and 1992, respectively.
(12) LOSS ON DISPOSAL OF SURGERY CENTERS
     During the fourth quarter of 1994, the Company adopted a formal plan to dispose of three surgery centers and certain other properties during fiscal 1995. Accordingly, a charge of $13,197,000 was made to reflect the expected losses resulting from the disposal of these centers. The charge is comprised primarily of losses on the sale of owned facilities and equipment, write-off of intangible and other assets, and accrual of future operating lease obligations and estimated operating losses through the anticipated date of disposal.
     The following are the major components of the restructuring charge:

 Write down of land, buildings
  and equipment ....................................  $ 4,806,000
 Write off of goodwill and other assels ............    2,762,000
 Estimated operating losses through
  anticipated date of disposal......................    1,750,000
 Accrual of future lease commitments
  and other obligations resulting from disposal ....    3,879,000
-----------------------------------------------------------------
                                                      $13,197,000
=================================================================

     Management anticipates the disposal of these operations will be completed by June 30, 1995. An accrual of $5,629,000 is reflected on the December 31, 1994 consolidated balance sheet for the remaining costs to be incurred relative to this disposal.
(13) SPIN-OFF OF HMO SUBSIDIARY
     Effective December 1, 1993, the Company spun off the net assets of its HMO subsidiary, HealthWise of America, Inc. The spin-off was accomplished by a tax-free distribution of one HealthWise common share for every ten shares of the Company's common stock. The distribution is reflected as a charge to retained earnings of the Company for the year ended December 31, 1993. The operating results of HealthWise have been classified as discontinued operations on the accompanying consolidated statements of income. The net assets of the entity at December 31, 1992, have also been reported separately in the consolidated balance sheet.
     Included in other receivables on the accompanying December 31, 1993 balance sheet is approximately $3,700,000 which represents amounts due the Company from HealthWise primarily for partnership distributions and income taxes. This amount was repaid to the Company during 1994. In connection with the spin-off, the Company has entered into the following agreements with
HealthWise: 1) a tax matters agreement that specifies the responsibility of the Company and HealthWise for the tax liabilities before and after the spin-off and 2) a shared service and employee benefit agreement whereby HealthWise may acquire certain administrative and employee services and employee benefit services from the Company subsequent to the spin-off.
     Operating results of discontinued operations are summarized as follows (1993 information is for the eleven months ended November 30, 1993):

                                           1993             1992
---------------------------------------------------------------------
Net revenues                          $ 110,275,961      $ 64,842,932
---------------------------------------------------------------------
Income before
 income taxes                         $   7,295,639      $  5,295,101
Income taxes                             (2,843,917)       (2,012,138)
---------------------------------------------------------------------
Net income                            $   4,451,722      $  3,282,963
=====================================================================

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS



RESULTS OF OPERATIONS
     Surgical Care Affiliates, Inc. operates 65 outpatient surgery centers, nine of which were acquired or built in 1994, and six of which were acquired or built in 1993. The results of HealthWise of America, which were spun out of the Company in December,1993, are reflected as a discontinued operation in the 1993 and 1992 statements of income.
1994 VERSUS 1993
     The Company reported net income of $29.3 million in 1994 or $.75 per share, compared to $36.7 million or $.96 per share in 1993. During the year, the Company recorded non-recurring items which resulted in a net after tax charge of $9.8 million or $.25 per share. Before giving effect to these items, net income was $39.1 million or $1.01 per share. These non-recurring items included establishing a reserve for the closing of three surgery centers, the write-off of deferred development costs, the write-off of goodwill at certain surgery centers and the recognition of a gain from the disposition of Medical Care of America stock. Included in the 1993 net income is the discontinued operations of Healthwise of America, Inc. of $4.5 million or $.11 per share.
     Revenue increased 20% in 1994 due to a 5% increase in same center sales and due to the net addition of 9 new surgery centers. One center was closed in 1994. Same center sales increased because of a 5% rise in the number of cases performed. Revenue increases, due to a more intense case mix, were offset by price reductions from managed care arrangements, so revenue per case remained constant between 1994 and 1993. Total surgery cases increased 18% in 1994, from 161,241 to 190,030. The Company expects pricing pressure to continue, but same center sales are expected to increase in 1995.
     The cost of providing health care services increased 19% in 1994. The increase is the result of the 18% increase in surgical cases performed.
     Depreciation and amortization expense increased by approximately $5 million in 1994. The increase is due to the $30 million increase in property and equipment and the $26 million increase in goodwill.
     The increase in the provision for doubtful accounts is due to a change in the way that billings and collections occur at some of the Company's surgery centers.
     The loss of $13.2 million on the disposal of surgery centers is the result of the Company's decision to close three centers. These centers are expected to be closed in the second quarter of 1995.
     General and administrative expenses increased due to an increase in corporate and regional staffing requirements.
     Interest and other expense increased by $3.7 million. In the first and second quarter of 1994 the Company recorded a charge totaling $2.2 million to provide for the relocation of two surgery centers. The remaining increase is due to the general rise in interest rates in the second half of 1994.
     Interest and other income increased by $1.7 million primarily due to gains recognized from the sale of a portion of the Company's equity interest in several surgery centers to local hospitals. This is part of the Company's strategy to bring local hospitals into surgery centers as an equity partner. This activity should continue in 1995 and gains and losses from these transactions will be reported as other income.
     The provision for income taxes was 44% in 1994 and 39% in 1993. The provision was increased due to certain restructuring charges which are not deductible for income tax purposes.
     In 1994 the Company disposed of all of the common stock of Medical Care of America that it purchased in 1993. A gain of $7.7 million was recorded.
     In the fourth quarter of 1994 the Company decided to change the method used to account for deferred development expense. In 1994 and previous years, any expense incurred prior to the opening of a new surgery center was capitalized and amortized over several years. Beginning in 1995, all pre-opening expenses will be expensed when incurred. Management believes the change is preferable as the new policy will more accurately match the benefits received from opening a new facility with the related costs. All deferred development expenses on the balance sheet were written off at December 31, 1994, which resulted in an expense of $2.1 million. The expense is reported as a change in accounting principle net of income tax benefit of $1.4 million in the income statement.
1993 VS 1992
     The Company's revenue increased 22% in 1993, and net income from continuing operations increased 26% compared to 1992. Earnings per share from continuing operations increased 23% from $.69 in 1992 to $.85 in 1993.
     Surgical cases increased 16% in 1993 to 161,241 from 139,025 in 1992. Same center revenue increased 7% in 1993 which includes a 2% increase in same center cases. Revenue per surgical case increased from $1,154 in 1992 to $1,221 in 1993 due to general price increases and an increase in the number of more complex cases performed. The Company expects same center revenues increases will range from 5% to 10% in 1994.
     In 1993, the Company added six surgery centers. Two of these centers were acquired and four were constructed.
     The costs of providing health care services increased 24% in 1993 primarily due to the 16% increase in numbers of cases in the surgery centers.
     Depreciation and amortization expense increased from $9.7 million to $12.6 million in 1993 due to the addition of 12 surgery centers in 1992, six new centers in 1993 and capital expenditures at older centers.
     The provision for doubtful accounts decreased from $1.4 million in 1992 to $1.1 million in 1993. The Company's bad debt experience improved in 1993 due to more emphasis on collections by the Company's regional and center management.
     The Company's operating income as a percentage of revenue decreased from 41.3% in 1992 to 40.6% in 1993. The decrease is largely due to the fact that the Company's costs in its surgery centers increased more rapidly than the increase of 7% in same store revenues. The Company expects to see moderate downward pressure on its operating income margin in future years because the growth in managed care will limit the Company's pricing flexibility.
     General, administrative and development expenses did not increase significantly in 1993.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


     Minority interests as a percentage of income before minority interests decreased from 34.3% in 1992 to 30% in 1993. The decrease is due to the repurchase of minority interests from limited partnerships and a higher Company interest in the ten surgery centers purchased in 1992 and 1993.
     The provision for income taxes was 38% in 1992 and 39% for 1993. The provision was increased because the corporate federal tax rate was raised.
     The rate of inflation has had a moderate impact on the operations of the Company, since some cost increases can generally be offset by increasing the fees charged for medical services to nongovernment payors. The existence of weak economic conditions did not appear to have a significant impact on the Company's operations.
LIQUIDITY AND CAPITAL RESOURCES
     The Company had $31.2 million of cash at December 31, 1994, and a total working capital of $25 million. Cash, temporary investments and marketable securities were down approximately $11 million due primarily to the Company's efforts to pay down its long-term debt, because of the rise in interest rates. Working capital also decreased in 1994 because of the decline in cash and the increase in accrued liabilities to provide for the closing of three surgery centers.
     The principal source of funds to the Company comes from operations. The Company uses cash from operations to pay dividends, build surgery centers and to acquire surgery centers. From time to time the Company draws on its bank lines of credit to fund additional spending requirements. At December 31, 1994, the Company had a bank line of $36 million of which $6 million was borrowed.
     The Company expects to finance its growth in 1995 from funds provided from its operations.

MARKET INFORMATION


     The Company's common stock is traded on the New York Stock Exchange under the symbol SCA.
     Shareholders may request a copy of the Company's filing on Form 1OK by contacting Tarpley B. Jones, Senior Vice President and Chief Financial Officer at the Corporate Headquarters.
SHAREHOLDERS
   As of December 31,1994, there were approximately 3,000 shareholders of record. The Company estimates there are approximately 28,000 beneficial owners. STOCK PERFORMANCE
     The Common Stock of the Company was first offered to the public on January 17, 1984 and from May 7, 1985 to October 1,1992 was quoted in the NASDAQ National Market System. Beginning October 2, 1992, the Common Stock of the Company has been quoted on the New York Stock Exchange. The following table sets forth the quarterly high and low sales prices for the periods indicated.

PERIOD                       HIGH            LOW
1994
First Quarter               $20.00         $15.00
Second Quarter              $15.75         $11.88
Third Quarter               $20.00         $12.63
Fourth auarter              $20.88         $18.25

1993
First Quarter               $25.73         $14.85
Second Quarter              $17.85         $13.48
Third Quarter               $16.60         $12.23
Fourth Quarter              $20.60         $14.00

1992
First Quarter               $43.35         $30.85
Second Quarter              $37.10         $24.35
Third Quarter               $30.85         $18.10
Fourth Quarter              $27.48         $17.10

     The Company paid a $.16 cash dividend during 1994. It is the Company's intent to continue to pay comparable dividends in future years.

CORPORATE INFORMATION


                                  [FIGURE 6]


                        Picture of Board of Directors



Board of Directors                   Management                               General Counsel
JOEL C. GORDON                       JOEL C. GORDON                           WALLER LANSDEN
Chairman of the Board and            Chairman, CEO                            DORTCH & DAVIS
  Chief Executive Officer                                                     Nashville City Center
                                     WILLIAM J. HAMBURG                         511 Union Street
WILLIAM J. HAMBURG                   President, COO                             Suite 2100
President and Chief                                                             Nashville, TN 37219
  Operating Officer                  TARPLEY B. JONES
                                     Senior Vice President,                   Auditors
DAN E. BRUHL, M.D.                     Chief Financial Officer,               DELOITTE & TOUCHE LLP
Ophthalmological Surgeon               Secretary and Treasurer                Suite 2400
                                                                                424 Church Street
LUCIUS BURCH, III                    JOSEPH J. FRANK                            Nashville, TN 37219-2396
Chairman of the Board, Massey        Senior Vice President, Development
  Burch Investment Group, Inc.                                                Transfer Agents and
                                     CHARLES T. NEAL                          Registrars
ROBERT J. FRAIMAN                    Senior Vice President,                   TRUST COMPANY BANK
Private Investor                       Eastern Region                         P.O. Box 4625
                                                                                Atlanta, GA 30302
KEN MELKUS                           E. MICHELE VICKERY                         800-568-3476
Chairman of the Board and            Senior Vice President,
  Chief Executive Officer -            Western Region                         NYSE SYMBOL: SCA
  HealthWise of America, Inc.
                                     Vice Presidents,                         Corporate Headquarters
ANDREW W. MILLER                     Regional Operations                      SURGICAL CARE AFFILIATES, INC.
Chairman of the Board,               LYNNE R. BRUCE, Southwest                Woodmont Centre
  Omega Health Systems, Inc.         SHELVY J. FRANK, East Central              102 Woodmont Boulevard,
  American HealthMark, Inc.          PATRICIA A. FREDERICKSON, Pacific          Suite 610
                                     MARK C. GARVIN, South Central              Nashville, TN 37205
EDWIN J. NIGHBERT, M.D.              KATHRYN L. JOHNSTON, Midwest               (615) 385-3541
General/Vascular Surgeon             HAROLD L. MILLS, Mid Atlantic              (615) 385-9939 (FAX)
                                     DONNA J. ST. LOUIS, Southeast
SISTER M. JOSEPHA SCHAEFFER,         DOUGLAS G. WILSON, JR.,
  O.S.F., R.N.                         Mountain States
Vice President - Illinois
  Hospital Sisters Health Systems


                                               SURGICAL CARE AFFILIATES, INC.
                                               WOODMONT CENTRE
                                               102 WOODMONT BOULEVARD,
                                               SUITE 610
                                               NASHVILLE, TN  37205
                                               (615) 385-3541